Verizon California Inc.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)	Three Months Ended March 31, 2003

Income before provision for income taxes and cumulative effect of change in accounting principle	$221.2
Interest expense	28.1
Portion of rent expense representing interest	10.6
Amortization of capitalized interest	.4

Earnings, as adjusted	$260.3

Fixed charges:
Interest expense	$ 28.1
Portion of rent expense representing interest	10.6
Capitalized interest	1.0

Fixed charges	$ 39.7

Ratio of earnings to fixed charges	6.56